Oil and Natural Gas Production Prices and Production Costs

Production and Price History

The following table sets forth information regarding net production of natural gas, NGLs and oil, and certain price and cost information for the periods indicated:

	Three Months Ended March 31,	
	2014	2013
Total production volumes:		
Natural gas (MMcf)	2,759.0	14.2
NGLs (MBbls)	9.0	—
Oil (MBbls)	108.0	2.6
Combined (MMcfe)	3,461.0	29.6
Average daily production volumes:		
Natural gas (Mcf/d)	30,656	158
NGLs (Bbls/d)	100	—
Oil (Bbls/d)	1,200	28
Combined (Mcfe/d)	38,456	329
Volume weighted average realized prices:		
Natural gas ($/Mcf)[(1)]	$ 5.06	$ 3.68
NGLs ($/Bbl)	63.88	—
Oil ($/Bbl)	94.94	91.89
Combined ($/Mcfe)	$ 7.16	$ 9.73
Expenses (per Mcfe):		
Lease operating	$ 0.52	$ 0.07
Production, severance and ad valorem taxes	0.10	0.05
Depletion, depreciation and amortization	3.48	7.15
General and administrative	2.43	21.73
Transportation, gathering and compression	0.26	—

(1) Including the effects of commodity hedging, the average effective price for the three months ended March 31, 2014 would have been $3.75 per Mcf of gas. The total volume of gas associated with these hedges for the three months ended March 31, 2014 represented approximately 52% of our total sales volumes for the three months ended March 31, 2014. There were no commodity derivatives in place for the three months ended March 31, 2013.

Productive Wells

Productive wells consist wells that are capable of producing hydrocarbons, including wells awaiting connection to production facilities, in sufficient quantities such that proceeds from the sale of the production exceeds production expenses and taxes.

As of December 31, 2013, we owned an average 88.6% working interest in 1,002 gross (887.5 net) productive wells, which were comprised of 659 gross (580.5 net) gas wells and 343 gross (307.1 net) oil wells. In addition, we owned an average 68.8% working interest in 243 gross (167.2 net) wells producing in uneconomic quantities, which were comprised of 192 gross (131.2 net) gas wells and 51 gross (36.0 net) oil wells.

As of March 31, 2014, we owned an average 84.9% working interest in 1,057 gross (897.3 net) productive wells, which were comprised of 661 gross (561.5 net) gas wells and 396 gross (335.9 net) oil wells. In addition, we owned an average 74.8% working interest in 196 gross (146.6 net) wells producing in uneconomic quantities, which were comprised of 172 gross (129.8 net) gas wells and 24 gross (16.8 net) oil wells.

Gross wells are the total number of producing wells in which we have an interest, and net wells are the sum of our fractional working interests owned in gross wells.

Developed and Undeveloped Acreage

The following table sets forth information as of March 31, 2014 relating to our leasehold acreage. Developed acres are acres spaced or assigned to productive wells and does not include undrilled acreage held by production under the terms of the lease. Undeveloped acres are acres on which wells have not been drilled or